UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thomas J. Meredith
   One Dell Way
   TX, Round Rock  78682
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |3/8/ 1|M   | |194226            |A  |$0.982     |                   |D     |                           |
                           |999   |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/8/ 1|M   | |5774              |A  |$0.407     |                   |D     |                           |
                           |999   |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/8/ 1|G   | |200000            |D  |N/A        |566720 2           |D     |                           |
                           |999   |1   | |                  |   |           |                   |      |                           |
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Common Stock               |3/8/ 1|S   | |200000            |D  |$43.870    |                   |I     |By Grantor Trust           |
                           |999   |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/8/ 1|G   | |200000            |A  |N/A        |2864984            |I     |By Grantor Trust           |
                           |999   |1   | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |37808              |I     |Employer 401(k) Plan       |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Nonqualified Stock Opt|$0.01   |     |    | |           |   |3    |3    |Common Stock|       |       |1280000     |D  |            |
ions                  |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$0.407  |3/8/ |M   | |5774       |D  |4    |6/29/|Common Stock|5774   |N/A    |205774      |D  |            |
ions                  |        |1999 |    | |           |   |     |04   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$0.556  |     |    | |           |   |5    |11/17|Common Stock|       |       |900284      |D  |            |
ions                  |        |     |    | |           |   |     |/02  |            |       |       |            |   |            |
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Nonqualified Stock Opt|$0.982  |3/8/ |M   | |194226     |D  |6    |7/24/|Common Stock|194226 |N/A    |550518      |D  |            |
ions                  |        |1999 |    | |           |   |     |05   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$1.446  |     |    | |           |   |7    |7/11/|Common Stock|       |       |960000      |D  |            |
ions                  |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$3.335  |     |    | |           |   |5    |3/21/|Common Stock|       |       |654064      |D  |            |
ions                  |        |     |    | |           |   |     |07   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$9.26   |     |    | |           |   |8    |7/18/|Common Stock|       |       |128000      |D  |            |
ions                  |        |     |    | |           |   |     |07   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$9.26   |     |    | |           |   |9    |7/18/|Common Stock|       |       |192000      |I  |By Trust 10 |
ions                  |        |     |    | |           |   |     |07   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$12.738 |     |    | |           |   |5    |3/20/|Common Stock|       |       |320536      |D  |            |
ions                  |        |     |    | |           |   |     |08   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$28.899 |     |    | |           |   |11   |7/17/|Common Stock|       |       |86520       |D  |            |
ions                  |        |     |    | |           |   |     |08   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Transferred from the reporting person to a grantor trust.
2. Represents 384,000 fully vested shares and 182,720 restricted shares scheduled to vest in accordance with the following schedule: 45,760 shares on 7/24 of each year from 1999 through 2001 and 45,440 shares on 7/24/02.
3. Exercisable in accordance with the following schedule: 320,000 on 6/1 of each year from 1999 through 2002. Expire on 12/31 of the year in which they become exercisable.
4. Exercisable on 6/29/99.
5. Currently Exercisable
6. Exercisable in accordance with the following schedule: 192,118 shares currently exercisable and 179,200 shares on 7/24 of each year from 1999 through 2000.
7. Exercisable in accordance with the following schedule: 192,000 shares on 7/11 of each year from 1997 through 2001.
8. Exercisable in accordance with the following schedule: 64,000 shares on 7/18 of each year from 2001 through 2002.
9. Exercisable in accordance to the following schedule: 64,000 shares on 7/18 of each year from 1998 through 2000.
10. Held by a trust established for the benefit of reporting person's children.
11. Exercisable in accordance with the following schedule: 17,304 shares on 7/17 of each year from 2002 through 2006.